Contact

www.linkedin.com/in/mikehaen (LinkedIn)

Top Skills

Marketing
Product Marketing
New Business Development

Languages

English (Native or Bilingual)
German (Elementary)

Publications

Hose assembly update from Gates Corp.

An industry on the precipice of change

Mike Haen

Vice President – Global Marketing, Product Line Management and Pricing
Denver, Colorado, United States

Summary

Driven leader with diverse background in engineering, manufacturing, marketing, sales, and product line management - coupled with unique regional and global industry experiences. Demonstrated ability in strategic planning - translating into tactical metric-led execution with delivered results.

Experience

Gates Corporation

14 years 9 months

Vice President – Global Marketing, Product Line Management and Pricing
August 2024 - Present (3 months)
Denver, Colorado, United States

Global leader for Product Line Management, Marketing, Pricing and Product Data Governance.

Vice President - Global Product Line Management
April 2023 - August 2024 (1 year 5 months)
Denver, Colorado, United States

Leading Global Product Line Management for company's broad industrial and automotive portfolios. Responsible for product line financial performance, strategic direction, product vitality, and production asset planning - driving short-term financial performance and ensuring long-term growth opportunities.

Vice President - Global Product Line Management - Industrial
October 2020 - April 2023 (2 years 7 months)
Denver, CO

Lead Global Product Line Management teams for diverse set of global Fluid Power and Industrial Power Transmission product lines. Responsible for overall financial performance, product line strategies, new product commercialization and lifecycle management, and end market initiatives. Drive results through collaboration with global stakeholders to capture unmet

market needs and share-gain opportunities. Create clear prioritization for Technical Development with MGPP and Product Road Maps for each product line.

Vice President - Global Product Line Management - Fluid Power
September 2016 - October 2020 (4 years 2 months)

Led and developed new global product line management function - delivering product line strategies for diverse set of Fluid Power product lines. Drove results through collaboration with global stakeholders to capture unmet market needs and share-gain opportunities. Created clear prioritization for Technical Development with MGPP and Product Road Maps for each product line.

Vice President of Marketing and Product Management, Industrial Markets
November 2014 - August 2016 (1 year 10 months)
Denver, CO

Led marketing, product line management, product application engineering, and packaging programs for North American Industrial Markets. Drove execution of overall marketing strategy - delivering customer-catered programs and comprehensive end market solutions to spark profitable growth. Led strategic planning for regional division of marketing and sales.

Presented at 2015 Business Marketing Association (BMA) national meeting – sharing lessons learned from leading and implementing Project Odyssey, a transformational and award-winning marketing strategy.

Director of Marketing, Industrial Markets (B2B)
May 2011 - November 2014 (3 years 7 months)

Responsible for overall marketing strategy of Industrial Markets Marketing Department, including execution of marketing programs, creation of marketing collateral, and product line management.

Marketing Manager
February 2010 - May 2011 (1 year 4 months)

Responsible for Marketing Programs and Collateral for Power Transmission Industrial Marketing Department.

Yanfeng-Visteon
Senior Program/Product Manager
June 2009 - February 2010 (9 months)

Manage automotive interior product line for China-based company.

Visteon Corporation

9 years 8 months

Program/Product Manager

October 2008 - May 2009 (8 months)

Responsible for overall management of Chrysler Jeep Grand Cherokee and Dodge Durango Interiors.

Business Development Manager

December 2006 - October 2008 (1 year 11 months)

Develop relationships with various functional groups at automotive customers to solidify relationship and initiate new business opportunities. Negotiate pricing and investment on new business wins.

Product Marketing Manager

January 2005 - December 2006 (2 years)

Develop marketing strategies, create marketing collateral, develop product roadmaps, engage customers for market insight, and lead consumer research for latent market needs.

Business Planning Analyst

May 2002 - December 2004 (2 years 8 months)

Leader for international quote team. Responsible for identifying investment requirements and manufacturing costs, analyzing competitive position, and developing pricing strategy.

Product Design Engineer

October 1999 - May 2002 (2 years 8 months)

Lead product design engineer for various interior products and technologies.

Ford Motor Company

3 years

Manufacturing Engineer

July 1997 - May 1999 (1 year 11 months)

Manufacturing process engineer for automotive interior products.

Production Supervisor

June 1996 - July 1997 (1 year 2 months)

Production supervisor for UAW workforce.

Education

University of Michigan

MBA · (September 1998 - December 2001)

Purdue University

BSME, Mechanical Engineering · (August 1992 - May 1996)